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                 May 19, 2022

       Malcolm Wilson
       Chief Executive Officer
       GXO Logistics, Inc.
       Two American Lane
       Greenwich, CT 06831

                                                        Re: GXO Logistics, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-264901

       Dear Mr. Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-
       Meissner, Staff Attorney, at (202) 551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Adam O. Emmerich, Esq.